QINGDAO FOOTWEAR, INC.
269 First Huashan Road
Jimo City, Qingdao, Shandong, PRC
86-0532-86595999

December 6, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549-7010

Attention: Mr. John Reynolds

Re:	Qingdao Footwear, Inc. Registration Statement on Form S-1 Filed May 21, 2010 File No. 333-167003

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Qingdao Footwear, Inc. (the “Registrant”) hereby applies to withdraw the Registration Statement on Form S-1 initially filed with the SEC on May 21, 2010 (File No. 333-167003), and amended on August 3, 2010 (the “Registration Statement”). We respectfully request that the SEC issues an order granting the withdrawal of the Registration Statement, and all exhibits thereto, as soon as reasonably possible.

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue a public offering of its securities at this time due to market conditions. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant or an affiliate. Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Please forward copies of the order consenting to the withdrawal of the registration statement to the undersigned via mail at 269 First Huashan Road, Jimo City, Qingdao, Shandong, PRC; with a copy to Ryan Nail of the Crone Law Group, via facsimile to (415) 955 -8900 and via mail to The Crone Law Group, 101 Montgomery St, Suite 1950, San Francisco CA 94104.

If you have questions regarding the foregoing application for withdrawal, please contact Ryan Nail at The Crone Law Group, outside counsel to the Registrant, at (415) 955-8900. We thank you in advance for your prompt consideration.

Very truly yours, QINGDAO FOOTWEAR, INC.
By:	/s/Tao Wang
Tao Wang
Chief Executive Officer